VCAMPUS CORPORATION
1850 Centennial Park Drive, Suite 200
Reston, Virginia 20191

August 18, 2003

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elaine Wolff, Special Counsel

  Re:
  VCampus Corporation
  Registration Statement on Form S-3 (Reg. No. 333-104678)

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as our request for the Commission's consent to the withdrawal of our Registration Statement referenced above. The Registration Statement was filed to register for resale shares that were issued by us in a private offering. Because the Staff has determined that we are not currently eligible to use the Form S-3 registration statement, we intend to register the shares for resale on a Form S-1 registration statement. As such, we wish to withdraw the above referenced S-3 registration statement.

        Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

        Please direct all inquiries to our counsel, Kevin A. Prakke, at (919) 781-4000.

Respectfully,
VCAMPUS CORPORATION
/s/ Christopher L. Nelson Christopher L. Nelson Chief Financial Officer